

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 28, 2010

Mr. Mark Grewal
Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

>   **RE: S&W Seed Company**
>   **Amendment to Registration Statement on Form S-1**
>   **File No. 333-164588**
>   **Filed April 23, 2010**

Dear Mr. Grewal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed April 23, 2010

Use of Proceeds, page 25

1.   We note your updated disclosure on page 26 reflecting a $360,241 payable to a related party. Previously this amount was $28,908. Please advise us of the nature

of this increase and clarify where it is presented in your Use of Proceeds table. If it is included in "General corporate and working capital purposes," revise to separately present in your table and include a brief explanation.

Exhibits

Exhibit 1.1

2.   Section 2(a) of your Form of Underwriting Agreement makes reference to "a delay as contemplated by the provisions of Section 10." We were unable to locate a Section 10 to the agreement as filed which appears to end after Section 6. We also note references to Sections 7, 8, 9, and 11 throughout the underwriting agreement and references to Schedule I. Please revise to file a form of this agreement in its entirety.

Exhibit 5.1

3.   Please revise your legality opinion to address whether the units and the warrants are valid and binding obligations of the company. Currently you use the term agreements.

Exhibit 23.2 – Consent of Independent Registered Accounting Firm

4.   The consent provided by your independent accountant does not make appropriate reference to the date of their report on the consolidated financial statements of Seed Holding, LLC. Please advise your independent accountant to revise their consent to refer to the date of their report (i.e. January 19, 2010, except for notes 2, 3, 4, 5, 10 and 11, as to which the date is April 23, 2010).

5.   The consent provided by your independent accountant for the report dated January 29, 2010 for S&W Seed Company relating to the respective financial statements as of June 30, 2009 and 2008 appears to be inconsistent with the actual financial statements provided in the registration statement. Please advise your independent accountants to revise their consent to refer to the proper financial statements opined upon for S&W Seed Company (i.e., June 30, 2008).

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Debra Weiner
        (650) 323-1108